Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS EXTENDS DEADLINE FOR JOINT

TAX ELECTION ON PRIVATIZATION TRANSACTION

FOR ELIGIBLE UNITHOLDERS

BROOKFIELD NEWS, March 11, 2022 – Brookfield Asset Management Inc. (“BAM”) (NYSE: BAM; TSX: BAM.A) and Brookfield Property Partners L.P. (“BPY”) today announced that they have agreed to extend the deadline for the submission of the joint tax election form made available to eligible Canadian unitholders of Brookfield Property Partners (BPY), who participated in the privatization transaction of BPY, completed on July 26th, 2021.

In connection with the transaction, unitholders who are eligible and who made an election for a tax deferred rollover treatment on the exchange of their BPY units for BAM shares, as a result of electing the BAM Share Alternative or the Combination Alternative or by virtue of proration, are able to file a joint tax election form.

Rollover treatment as described above only applies to any BAM shares received by eligible unitholders in the transaction and is not applicable to any cash or BPY preferred units that unitholders may have received.

The joint tax election deadline has been extended through Thursday, March 31st, 2022, and the corresponding form must be properly completed prior to this deadline. The form has been made available on our website at bpy.brookfield.com.

Please note, capitalized terms not defined in this press release are defined in the letter of transmittal document for the privatization, previously filed with securities regulators.

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Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$690 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and the TSX under the symbols BAM and BAM.A, respectively.

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, manufactured housing and student housing. Brookfield Property Partners is a subsidiary of Brookfield Asset Management Inc., a leading global alternative asset manager with approximately US$690 billion in assets under management.

For more information, please visit our website at www.brookfield.com or contact:

Contact Information:

Linda Northwood

Brookfield Asset Management
Investor Relations
Tel.: (416) 359-8647

Email: Linda.Northwood@brookfield.com

Rachel Nappi

Brookfield Property Partners

Investor Relations

Tel.: (212) 417-7169

Email: Rachel.Nappi@brookfield.com

Brookfield Property Partners L.P. 2